Via Facsimile and U.S. Mail
Mail Stop 6010

June 19, 2006

Mr. Brian M. O'Hara
President and Chief Financial Officer
XL Capital Ltd.
XL House, One Bermudiana Road
Hamilton, Bermuda HM 11
Cayman Islands

Re: XL Capital Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 7, 2006
File No. 001-10804

Dear Mr. O'Hara:

We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 50

Results of Operations, page 55

2. Losses related to the results of the independent actuarial process with …, page 57

1. Please provide the following, in disclosure-type format, to explain the reasons for the difference between your estimates of the Seasoned Net Reserve Amount and the Net Premium Receivable Amount and the amounts determined by the Independent Actuary and WSIC:

     a. Identify and describe, in reasonable specificity, the nature and extent of: (1) new events that occurred or (2) additional experience/information obtained since the last reporting date that led to the change in estimates.

     b. Ensure your disclosure clarifies the timing of the change in estimate, such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Critical Accounting Policies and Estimates, page 59

1) Unpaid Losses and Loss Expenses and Unpaid Loss and Loss Expenses …, page 60

2. We believe your disclosure regarding the estimation of unpaid losses and loss expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe, in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand: (1) management's process for establishing the estimate, (2) the reasons for changes in the historical estimate, (3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience, and (4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these objectives in mind in drafting your responses to the comments listed below. Please provide the information requested by the following comments, in disclosure-type format, to achieve these objectives.

     a. Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserve for each line of business.

     b. We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts, please provide a description of the methodology used by tail or by line of business, in addition to your current disclosures. As an alternative, a discussion of methodology by product or by class category could also be presented. In addition, please provide the following:

         i. Please describe your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

        ii. Please describe the nature and frequency of your procedures for determining management's best estimate of loss reserves, on both an annual and interim reporting basis.

c. Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e., represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address, as part of your discussion of the methodology used, how you determine the provision for uncertainty.

d. Please identify and describe those key assumptions that materially affect the estimate of the loss and LAE reserves. In addition, please provide the following:

   i. For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

   ii. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve, given the historical changes, current trends observed and/or other factors discussed in i. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

e. Please provide the following about the potential variability in the most recent estimate of your loss reserve:

   i. Specify the objective and subjective criteria used by your actuaries in determining the range estimates disclosed on page 75 and provide the range estimates by tail, product or class category. Include a narrative discussion of the key factors that will result in the actual loss being closer to either of the tails of the range.

   ii. Quantify the point estimates discussed on page 75 and describe the methods and assumptions used to arrive at the point estimates. Explain how the point estimates are used. If your recorded reserves in your financial statements are not the point estimates, describe the process undertaken to generate the recorded reserve from these point estimates, including any specific factors that you considered in arriving at these other amounts and a discussion of why they are considered the "best estimates."

Reinsurance Operations, page 63

3. We note that the case reserves for the property reinsurance operations are generally established based on the reports received from ceding companies. If this poses a potential for a higher degree of uncertainty related to your estimate of assumed loss reserves as compared to direct loss reserves, please provide the following information, in disclosure-type format, to help us evaluate the adequacy of your disclosures relating to the risks associated with making estimates and the effects of the uncertainty on financial position and results of operations:

    a. The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

    b. The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag affects your loss reserve estimate;

    c. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

    d. What process management performs to determine the accuracy and completeness of the information received from the cedants;

    e. How management resolves disputes with cedants and how often disputes occur;

    f. How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts your loss reserving methodology; and

    g. To what extent management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

9) Reinsurance Premium Estimates, page 69

4. We believe your disclosure here may be improved to better explain the judgments and uncertainties surrounding your reinsurance premium estimates and the potential impact on your financial statements. Please provide us, in a disclosure-type format, the following information for each line of your business:

    a. Please provide the assumed premium estimate separately for excess of loss and proportional contracts by line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.

    b. Discuss the key assumptions used to arrive at management's best estimate of the reinsurance premium and what specific factors led management to believe this amount is the most realistic.

Item 8. Financial Statements and Supplementary Data, page 109

Notes to the Consolidated Financial Statements, page 115

2. Significant Accounting Policies, page 115

(f) Derivative Instruments and Weather Derivatives Contracts, page 117

Investment Related Derivatives, page 118

5. Please provide us the disclosures contemplated by SEC SAB Topic 11M about SFAS 155, which was issued in February 2006. In so doing, please address whether you will: (a) continue to bifurcate the derivates embedded in your modified coinsurance and funds withheld reinsurance agreements or (b) make the fair value election for hybrid financial instruments that otherwise would require bifurcation. In this regard, please refer to paragraph 16 of SFAS 133 and SFAS 133 Implementation Issue B36, as amended by paragraph 4(c) and B5, respectively, of SFAS 155.

16. Variable Interest Entities, page 163

6. Please provide us the disclosures required by paragraph 24 of FIN 46(R).

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant